ISIN NO.  LU012170629-4                13G                  PAGE 1 OF 6 PAGES
        -----------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

Information to be included in Statements filed pursuant to Rules 13d-1(b), (c), and (d) and Amendments thereto filed pursuant to Rule 13d-2(b)

                           GEMPLUS INTERNATIONAL S.A.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                         Ordinary Shares, no par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 LU012170629-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  May 2, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages
                                No Exhibit Index

ISIN NO.  LU012170629-4                13G                  PAGE 1 OF 6 PAGES
        -----------------


--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Kronen zweihundertsechsundzwanzig GmbH, Dusseldorf (Name will be changed to Acton 3. Beteiligungs GmbH, Bad Homburg)
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Germany
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        46,570,802
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        46,570,802
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        46,570,802
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        7.3%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!
** SEE ITEM 4 OF THIS FILING

ISIN NO.      LU012170629-4              13G                 PAGE 3 OF 6 PAGES
         ------------------------



ITEM 1.

(a) Name of Issuer:                                  Gemplus International S.A.
(b) Address of Issuer's Principal Executive Offices: Aerogolf Center
                                                     1 Hohenhof
                                                     L-2633 Senningerberg
                                                     Grand Duchy of Luxembourg

ITEM 2.

(a)-(c) Name, Principal Business Address and Citizenship of Person Filing:

          Kronen zweihundertsechsundzwanzig GmbH, Dusseldorf
          c/o Gunther-Quandt-Haus
          Seedammweg 55
          61352 Bad Homburg
          Germany
          Citizenship:  Germany

        Documents have been filed in Germany to change the name of Kronen zweihundertsechsundzwanzig GmbH, Dusseldorf to Acton 3. Beteiligungs GmbH, Bad Homburg and to change the entity's place of organization.

(d) Title of Class of Securities:  Ordinary Shares, no par value.
(e) ISIN Number:  LU012170629-4

        The ordinary shares also are sold in the form of American Depositary Shares ("ADSs"). Each ADS represents two ordinary shares. The ADSs are evidenced by American Depositary Receipts, which are traded on the Nasdaq National Market of the Nasdaq Stock Market, Inc. and have a CUSIP Number of 36866Y102.


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)-(j) Not Applicable.


ITEM 4.   OWNERSHIP

(a) Kronen zweihundertsechsundzwanzig GmbH, Dusseldorf is the beneficial owner of 46,570,802 of the Issuer's ordinary shares, no par value. Kronen zweihundertsechsundzwanzig GmbH, Dusseldorf holds sole voting and dispositive power over all of the 46,570,802 ordinary shares. Stefan Quandt is the sole shareholder and managing director of Kronen zweihundertsechsundzwanzig GmbH, Dusseldorf.

ISIN NO.      LU012170629-4              13G                 PAGE 4 OF 6 PAGES
         ------------------------


        Mr. Quandt also directly owns 100 of the Issuer's ordinary shares, no par value, and hold sole voting and dispositive power over these shares. The figures above are as of May 2, 2002.

        On May 2, 2002, Kronen zweihundertsechsundzwanzig GmbH, Dusseldorf filed for a change in corporate name and place of organization in Germany. Upon the effectiveness of the change in corporate name and place of organization Kronen zweihundertsechsundzwanzig GmbH, Dusseldorf will become Acton 3. Beiteiligungs GmbH, Bad Homburg ("Acton 3"). Acton 3 will be the beneficial owner of 46,570,802 ordinary shares and will hold sole voting and dispositive power over these shares. Mr. Quandt will retain direct ownership of 100 ordinary shares.

(b) As of May 2, 2002, Kronen zweihundertsechsundzwanzig GmbH, Dusseldorf was the beneficial owner of 7.3% of the Issuer's outstanding ordinary shares, no par value. This percentage is based on the Issuer's Form 6-K, filed on May 1, 2002, which indicates that 641,396,497 ordinary shares were issued and outstanding as of March 31, 2002.

(c)     (i)    Kronen zweihundertsechsundzwanzig GmbH, Dusseldorf has sole power to vote or direct the vote of 46,570,802 ordinary shares.
        (ii)   Kronen zweihundertsechsundzwanzig GmbH, Dusseldorf does not share power to vote or to direct the vote of any ordinary shares.
        (iii)  Kronen zweihundertsechsundzwanzig GmbH, Dusseldorf has sole power to dispose or direct the disposition of 46,570,802 ordinary shares.
        (iv)   Kronen zweihundertsechsundzwanzig GmbH, Dusseldorf does not share power to dispose or to direct the disposition of any ordinary shares.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not Applicable.

ISIN NO.      LU012170629-4              13G                 PAGE 5 OF 6 PAGES
         ------------------------


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.


ITEM 10.  CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

ISIN NO.      LU012170629-4              13G                 PAGE 6 OF 6 PAGES
         ------------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    May 10, 2002
                                           --------------------------------
                                           Date

                                           Kronen zweihundertsechsundzwanzig
                                           GmbH, Dusseldorf

                                           By:    /s/ Stefan Quandt
                                              -----------------------------
                                           Name:  Stefan Quandt
                                           Title: Managing Director